Filed pursuant to Rule 424(b)(3)
Registration No. 333-221969

GOLDEN QUEEN MINING CO. LTD.

US$25,036,240
188,952,761 Common Shares Issuable Upon Exercise of Outstanding Rights

We have distributed on a pro-rata basis (the “Offering”) to the holders (the “Shareholders”) of our outstanding common shares (the “Common Shares”) of record at the close of business (Toronto time) on December 1, 2017 (the “Record Date”) one right (the “Right”) for each Common Share held, which will entitle the Shareholders to subscribe for up to an aggregate of 188,952,761 Common Shares. Each Shareholder received, at no cost, one Right for each Common Share held on the Record Date. For each one Right held, the holder thereof is entitled to purchase 1.7 Common Shares (the “Basic Subscription Privilege”) at a price of US$0.1325 per Common Share (the “Subscription Price”). The Rights will be exercisable for the period commencing on the Effective Date and ending on the Expiry Date. For the purposes of the foregoing, the “Effective Date” means January 11, 2018. “Expiry Date” means February 20, 2018. Each such Right is non-transferable and non-exchangeable, and may not be exercised to acquire Common Shares, prior to and including the Effective Date. After the Effective Date but prior to the 5:00 p.m. (Toronto time) (the “Expiry Time”) on the Expiry Date, the Rights will be transferable, exchangeable and exercisable to acquire Common Shares within certain eligible jurisdictions. Holders who exercise in full the Basic Subscription Privilege for all of their Rights are also entitled to subscribe for additional Common Shares (the “Additional Shares”), if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). See “Details of Rights Offering — Additional Subscription Privilege”.

We entered into a standby guarantee agreement dated November 10, 2017 (the “Standby Guarantee Agreement”) with the Landon T. Clay 2009 Irrevocable Trust Dated March 6, 2009 (the “LTC 2009 Trust”) and The Masters 1, LLC (“Masters 1” together with the LTC 2009 Trust, the “Standby Purchasers”), pursuant to which the Standby Purchasers have agreed, subject to certain terms and conditions, to purchase at the Subscription Price, that number of Common Shares equal to the difference, if any, of (x) the total number of Common Shares offered pursuant to the Offering minus (y) the number of Common Shares subscribed for pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege (the “Standby Shares”). Pursuant to the terms of the Standby Guarantee Agreement, the LTC 2009 Trust will purchase 75% of the Standby Shares and Masters 1 will purchase 25% of the Standby Shares. The Standby Purchasers will be entitled to a fee (the “Standby Purchaser Fee”) equal to 3% of the aggregate gross proceeds for the maximum number of Common Shares that would be issued upon exercise of the Rights pursuant to the Offering less that number of Rights which are issued in respect of Common Shares: (a) owned by the Standby Purchasers; and (b) directly or indirectly owned or over which investment control is exercised by Thomas M. Clay or Jonathan C. Clay (the shareholders thereof being collectively referred to as the “Excluded Shareholders”). The Standby Purchaser Fee will be paid to each of the Standby Purchasers in the same proportion as the percentage of the standby guarantee for which each is responsible. Based on the number of Common Shares outstanding on the date of this Prospectus, the Standby Purchaser Fee is estimated to equal approximately US$525,000.

If the Rights are fully subscribed, the total gross proceeds from the Common Shares offered in the Offering will be approximately US$25 million. After deducting the Standby Purchaser Fee but before deducting expenses of the Offering, estimated to be approximately US$275,000, the net proceeds to the Company will be approximately $24,475,000. Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), completion of the Offering is not subject to raising a minimum amount of proceeds. The Common Shares are being offered directly by us without the services of an underwriter or selling agent.

No fractional Common Shares will be issued. RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE. Subject to certain statutory and rescission rights available to holders in Canada, any subscription for Common Shares will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. We are not making any recommendation regarding your exercise of Rights.

The provinces of British Columbia, Alberta and Ontario, Canada and the United States (except for the states of California, Ohio, Arizona, Arkansas, Minnesota and Wisconsin) are collectively referred to in this Prospectus as the “Eligible Jurisdictions”. The securities or blue sky laws of certain states (including California, Ohio, Arizona, Arkansas, Minnesota and Wisconsin) do not permit the Company to offer Common Shares upon exercise of Rights in such states, or to certain persons in those states, or may otherwise limit the Company’s ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions (as defined below) under the Offering.

Computershare Investor Services Inc. (the “Subscription Agent”), at its principal office in the City of Vancouver, British Columbia (the “Subscription Office”), will be the subscription agent for this Offering. See “Details of Rights Offering — Subscription and Transfer Agent”. Laurel Hill Advisory Group (the “Information Agent”) is acting as the information agent for the Offering. After the Effective Date, questions with respect to the information contained in this Prospectus may be directed to the Information Agent, Laurel Hill Advisory Group at 1-877-452-7184 toll-free (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com.

Our Common Shares are listed and posted for trading on the TSX under the symbol “GQM” and quoted on the OTCQX International Exchange under the symbol “GQMNF”. On January 9, 2018, the last reported sale price of the Common Shares on the QTCQX was $0.18 per Common Share and on the TSX was C$0.22 per Common Share. We have listed the Rights and the Common Shares issuable upon the exercise of the Rights on the TSX. We anticipate the Rights will commence trading on the TSX on January 16, 2018. The Common Shares issuable upon exercise of the Rights will also be eligible to be quoted for trading on the OTCQX International Exchange.

Investing in our Common Shares involves risks. See “Risk Factors and Uncertainties” on page 7.

Owning the securities may subject you to tax consequences both in the United States and Canada. This Prospectus may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. Prospective subscribers should consult their own tax advisors with respect to such tax considerations.

These Securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JANUARY 11, 2018.

ABOUT THIS PROSPECTUS

This Prospectus is a part of a registration statement that we have filed with the SEC. Please carefully read this Prospectus together with the documents incorporated herein by reference under “Documents Incorporated by Reference”, any prospectus supplement, any free writing prospectus and the additional information described below under “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this Prospectus. You should assume that the information contained in this Prospectus is accurate only as of the date set forth on the front cover of this Prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this Prospectus or any exercise of Rights. Our business, financial condition, results of operations and prospects may have changed since those dates. Any information in any subsequently dated prospectus supplement, free writing prospectus or any subsequent material incorporated herein by reference will supersede the information in this Prospectus or any earlier prospectus supplement, unless otherwise noted.

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our securities. You should not interpret the contents of this Prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in the Common Shares.

The distribution or possession of this Prospectus in or from certain jurisdictions may be restricted by law. This Prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (“U.S. dollars”), and any specific references to “US$” are to U.S. dollars. References to “C$” are to Canadian dollars. The Company’s financial statements incorporated by reference herein are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States.

In this Prospectus, unless the context otherwise requires, references to “Golden Queen”, “Company” “we”, “us” or “our” refer to Golden Queen Mining Co. Ltd., either alone or together with its subsidiaries as the context requires.

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SUMMARY

Summary Description of Business

The following description of the Company does not contain all of the information about the Company and its properties, operations and business that you should consider before investing in the Common Shares. You should carefully read this entire Prospectus, including the section titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

The Company is a gold and silver producer, incorporated in 1985 under the laws of the Province of British Columbia, Canada. The Company holds an interest in the Soledad Mountain Mine (the “Project”), located south of Mojave in Kern County in southern California.

The Company acquired its initial interest in the Project in 1985 and has since added to its landholdings and interests in the area. Exploration and evaluation work on the Project was done, until September 10, 2014, by Golden Queen Mining Co., Inc. (“GQM Inc.”), a California corporation wholly-owned by the Company. GQM Inc. was converted into a limited liability company, Golden Queen Mining Company, LLC (“GQM LLC”) on September 10, 2014 in preparation for the formation of a joint venture (the “Joint Venture”) between a newly formed entity, Golden Queen Mining Holdings, Inc. (“GQM Holdings”), a wholly owned subsidiary of the Company, and Gauss LLC (“Gauss”). Gauss is an investment entity formed for the purpose of the Joint Venture, and is 70.51% owned by Leucadia National Corporation and 29.49% owned by members of the Clay family, a controlling shareholder group of the Company, through Auvergne LLC. Upon formation of the Joint Venture, both GQM Holdings and Gauss each owned, and continue to own, 50% of GQM LLC pursuant to the terms of an Amended and Restated Limited Liability Company Agreement dated September 15, 2014 between the Company, GQM Holdings, Gauss LLC, and GQM LLC (the “JV Agreement”). See “Project Financing - Joint Venture Transaction” in the Form 10-K incorporated by reference to this Prospectus for further details on the Joint Venture. In February 2015, the Company incorporated Golden Queen Mining Canada Ltd. (“GQM Canada”), a wholly-owned British Columbia subsidiary, to hold the Company’s interest in GQM Holdings.

The names, place of formation and ownership of the Company’s subsidiaries and the Project as at the date of this Prospectus are as follows:

GQM LLC is managed by a board of managers comprising an equal number of representatives of each of Gauss and GQM Holdings. The current representatives of GQM Holdings on the board of managers are Guy Le Bel, Bryan A. Coates and Thomas Clay. The current officer of GQM LLC is Robert C. Walish, Jr. as Chief Executive Officer.

The Company accounts for GQM LLC on its books as a variable interest entity (“VIE”), with the Company considered to be the primary beneficiary. A VIE is an entity in which the investor, the Company, holds a controlling interest, or in this case, is a primary beneficiary, that is not based on the majority of the voting rights. As a result, the Company continues to reflect 100% of the financial results of GQM LLC in its consolidated financial statements, along with a non-controlling interest representing Gauss’ 50% interest in GQM LLC.

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Further information regarding the business of the Company, its operations and the Project are provided in the Form 10-K and other documents incorporated by reference in this Prospectus. See “Documents Incorporated by Reference”. Readers are encouraged to thoroughly review these documents as they contain important information about the Company.

Recent Developments

On December 31, 2014, the Company entered into a loan (the “December 2014 Loan”) with certain members of the Clay family (the “Clay Group”) for US$12.5 million, due on July 1, 2015. On June 8, 2015, the Company amended the December 2014 Loan to extend the maturity to December 8, 2016 and increased the principal amount from US$12.5 million to US$37.5 million (the “June 2015 Loan”). On November 18, 2016, the Company repaid US$12.2 million of the June 2015 Loan and accrued interest with cash on hand and net proceeds of US$10.1 million from an equity financing. The Company restructured the remaining debt with a new loan with a principal amount of US$31.0 million (the “November 2016 Loan”). Approximately US$23 million of the November 2016 Loan was provided by an investment vehicle managed by Thomas M. Clay, a director and Chief Executive Officer of the Company, and member of the Clay Group.

The November 2016 Loan has a thirty-month term and an annual interest rate of 8%, payable on a quarterly basis commencing during the first quarter of 2017. Quarterly principal payments of US$2.5 million commence during the first quarter of 2018, with a payment of the remaining balance at the maturity date. Under terms of the November 2016 Loan, the Company chose to exercise its right to add the amount owed pursuant to the quarterly interest payments due January 1, 2017, July 1, 2017 and October 1, 2017 to the principal balance. The principal balance of the November 2016 Loan as of the date of this Prospectus is now approximately US$33.2 million. On November 10, 2017, the Company and Clay Group entered into a non-binding letter of intent reducing the quarterly interest payments from US$2.5 million to US$1.0 million for the four calendar quarters commencing April 1, 2018 and ending January 1, 2019. The letter of intent also provides for an extension to the payment of principal and interest paid in kind during 2017 that are due on January 1, 2018 to the earlier of the date of completion of the Offering and February 15, 2018. As part of the restructuring of the debt the interest rate will be increased from 8% to 10% commencing January 1, 2018, and the Company agreed to pay a restructuring fee of US$400,000 to the lenders at the same time as the deferred January 1, 2018 payments. The transactions contemplated in the letter of intent are subject to the parties entering into a formal amendment agreement.

On October 16, 2017, the Company announced preliminary operating results for the third quarter of 2017 for the Project. All third quarter numbers are preliminary figures, unaudited and subject to final adjustment. Third quarter 2017 highlights included the following:

•	A total of 4.9m tons of ore and waste were mined in the third quarter including 928 kt of ore
•	Plant processed a total of 898 kt of ore at an average grade of 0.013 oz/t
•	Third quarter production was 12,275 ounces of gold and 48,631 ounces of silver

On November 10, 2017, the Company entered into the Standby Guarantee Agreement, as more fully described on the cover page of this Prospectus.

On November 27, 2017, the Company filed a final short form prospectus in Canada regarding this Offering of Rights to qualify the Rights and the issuance of Common Shares upon exercise of the Rights in the provinces of British Columbia, Alberta and Ontario.

On December 14, 2017, the Company announced its operating results for November 2017, including total gold production of 3,860 ounces and revenue of US$5.4 million from the Project.

The Company also announced that, in November, the Company completed extraction on two production benches in the East Pit. Results from the reconciliation of the EP1-3780 and EP1-3760 benches indicate higher ore tons than estimated by the reserves due to the presence of ore blocks in the Patience vein structure area that had been classified as possible or simply un-modeled. In addition, the gold grade was 15% higher than estimated for a total of 1.8 times the expected gold ounces that had been predicted. The silver grade was in line with the reserves, but the higher ore tonnage yielded 1.5 times the predicted number of silver ounces.

Reconciliation of EP1-3780 and EP1-3760
	Ore Control v. Reserves
	Ore tons	Au oz/ton	Au oz	Ag oz/ton	Ag oz
Reserves	207,398	0.015	3,112	0.282	58,474
Ore Control	331,924	0.017	5,709	0.276	91,725
Variance OC-Reserves Reserves	60%	15%	83%	-2%	57%

Management has determined, based on these results, that the Company will initiate a drill program comprising up to 20 holes and approximately 20,000 feet of reverse circulation drilling to commence in the first quarter of 2018 at a projected cost of $1.0 million. This drilling will have three objectives: to increase confidence in the currently modelled ore grades and tonnage associated with the Golden Queen vein structure, to improve the Company’s understanding of the Patience vein structure with the objective of adding additional ounces to the reserves with immediate impact to the mine plan, and to investigate the Silver Queen vein structure in the South-East section where historical underground development appears on historic maps but has not been evidenced in historic extraction reports.

Corporate Information

Our registered office is located at 1200 - 750 West Pender Street, Vancouver, BC, Canada V6C 2T8 and our executive offices are located at 2300 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X2. The address of Golden Queen Mining Holdings, Inc., a California corporation wholly-owned by the Company (“GQM Holdings”), in California office is P.O. Box 1030, Mojave, California 93502 USA. Our phone number is (778) 373-1557. We maintain a website at www.goldenqueen.com and through a link on our website you can view the periodic filings that we make with the SEC. Information contained on our website is not incorporated into this Prospectus.

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Summary of Rights Offering

The following is a summary of the principal features of the Offering and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus. Certain terms used in this summary and in the prospectus are defined elsewhere herein.

The Offering:	Up to US$25,036,240 worth of Common Shares (i.e. up to 188,952,761 Common Shares) upon exercise of outstanding Rights. The Offering is not subject to a minimum subscription level.
Eligible Jurisdictions:	British Columbia, Alberta, Ontario and the United States (except for the states of California, Ohio, Arizona, Arkansas, Minnesota and Wisconsin).
Record Date:	December 1, 2017
Effective Date:	January 11, 2018
Commencement Date:	The Rights will be eligible for exercise commencing January 12, 2018.
Expiry Date:	February 20, 2018.
Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date.
Subscription Price:	US$0.1325 per Common Share.
Maximum Net Proceeds:	Approximately US$24,236,240, after deducting the estimated expenses of the Offering (including the Standby Purchaser Fee) of approximately US$800,000, and assuming exercise in full of the Rights.
Basic Subscription Privilege:

For each Right held, holders in Eligible Jurisdictions are entitled to purchase 1.7 Common Shares at the Subscription Price. No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares. See “Details of Rights Offering — Basic Subscription Privilege”.

Additional Subscription Privilege:

Holders who exercise in full the Basic Subscription Privilege for all of their Rights are also entitled to subscribe pro rata for Additional Shares, if any, not otherwise purchased by other holders of Rights pursuant to the Basic Subscription Privilege. The maximum number of Additional Shares for which a holder of Rights will be able to subscribe pursuant to the Additional Subscription Privilege will be limited to such holder’s pro rata share of the total amount of Additional Shares available for additional subscription. If a holder of Rights is entitled to fewer Additional Shares than the number subscribed for, any excess payment of the Subscription Price will be returned. See “Details of Rights Offering — Additional Subscription Privilege”.

Standby Commitment:	Under the Standby Guarantee Agreement, the Standby Purchasers, subject to certain terms, conditions and limitations, agreed to purchase that number of Common Shares equal to (x) the total number of Common Shares offered pursuant to this Offering minus (y) the number of Common Shares subscribed for pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege. In consideration for providing this commitment, the Standby Purchasers will be entitled to be paid the Standby Purchaser Fee equal to 3% of the aggregate gross proceeds for the maximum number of Common Shares that would be issued upon exercise of the Rights pursuant to the Offering less that number of Rights which are issued in respect of Common Shares: (a) owned by the Standby Purchasers; and (b) the Excluded Shareholders. Based on the number of Common Shares outstanding as of the date of this Prospectus, the Standby Purchaser Fee is estimated to equal approximately US$525,000.

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Use of Proceeds:

Assuming the Rights are fully subscribed and any Standby Shares are purchased, the gross proceeds from the Offering will be US$25,036,240, and the net proceeds (after deducting expenses related to the Offering and payment of the Standby Purchaser Fee) are estimated to be US$24,236,240.

The Company intends to use the net proceeds of the Offering as follows:

1.      To make all payments due during 2018 under the November 2016 Loan (estimated at US$10,536,000);

2.     To make a contribution to Golden Queen Mining Company, LLC in an amount up to US$10,000,000 in connection with the Joint Venture;

3.     To provide for the Company’s operating budget for 2018 of up to US$2,200,000; and

4.     To retain the balance for unallocated expenses and contingencies.

See “Use of Proceeds” for additional information.

Exercise of Rights:

Shareholders of the Company at the close of business (Toronto time) on the Record Date who are Eligible Holders will receive instructions on how Rights may be exercised. Eligible Holders that wish to exercise Rights issued in respect of Common Shares held through a broker or other intermediary (a “Participant”) should contact such Participant to determine how Rights may be exercised. For Common Shares held through a Participant in the book-based system administered by CDS or in the book-based system administered by DTC, an Eligible Holder may exercise the Rights issued in respect of such Common Shares (under the Basic Subscription Privilege and, if further desired, under the Additional Subscription Privilege) by: (a) instructing the Participant holding such Rights to exercise all or a specified number of such Rights pursuant to the Basic Subscription Privilege, and if desired by such holder, pursuant to the Additional Subscription Privilege; and (b) forwarding to such Participant the Subscription Price for each Common Share that such holder wishes to subscribe for in accordance with the terms of the Offering and the practices and procedures of the Participant.

Subject to certain statutory withdrawal and rescission rights available to holders in Canada, subscriptions for Common Shares will be irrevocable and Eligible Holders who have exercised their Rights will be unable to withdraw their subscriptions for Common Shares once submitted.

Ineligible Holders:

Exercises of Rights will be accepted only from Eligible Holders, being holders of Rights with an address of record in an Eligible Jurisdiction, except where the Company determines that an Ineligible Holder is an Eligible Holder, being a holder in respect of which the offering to and subscription by such holder is lawful and made in compliance with all securities and other laws applicable in the Ineligible Jurisdiction where such holder is resident. Registered Shareholders that wish to be recognized as Eligible Holders must contact the Subscription Agent at the earliest possible time, but in no event after 5:00 p.m. (Toronto time) on February 9 in order to satisfy the Company that such holders are Eligible Holders. After such time and until the Expiry Date, the Subscription Agent will attempt to sell the Rights of registered Ineligible Holders that have not demonstrated that they are Eligible Holders, on such date or dates and at such price or prices and in such markets as the Subscription Agent determines in its sole discretion. No charge will be made for the sale of Rights on behalf of Ineligible Holders by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of, or incurred by, the Subscription Agent in connection with the sale of the Rights. See “Details of the Rights Offering – Ineligible Holders”

Holders of Rights that reside outside of an Eligible Jurisdiction and any persons (including any Participants) that have a contractual or legal obligation to forward this document to a jurisdiction outside an Eligible Jurisdiction should carefully read the section titled “Details of the Rights Offering – Ineligible Holders”.

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Intention of Insiders to Exercise Rights:	Pursuant to the Standby Guarantee Agreement, the Standby Purchasers each represented and warranted that they intend (but are not legally obligated) to exercise in full their Rights prior to the Rights Expiry Time.

Listing:

The Company has listed the Rights and the Common Shares issuable upon exercise of the Rights on the TSX. We anticipate that the Rights will commence trading on the TSX on January 16, 2018. Holders of Rights that do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder after the Effective Date but prior to the Expiry Time on the Expiry Date. Holders of Rights may elect to exercise only some of their Rights and dispose of the remainder of them. The Subscription Agent will facilitate subdivisions of the Rights until 5:00 p.m. (Toronto time) on February 9, 2018. See “Details of the Rights Offering – Rights Certificates – Common Shares Held in Registered Form”.

Subscription Agent:	Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia will be the Subscription Agent for this Offering. See “Details of the Rights Offering — Subscription and Transfer Agent”.

Shares Currently Outstanding:

111,148,683 Common Shares issued and outstanding as of the date of this Prospectus. In addition, as of the date of this Prospectus, there are stock options outstanding to acquire an aggregate of 2,600,001 Common Shares, and share purchase warrants outstanding to acquire an aggregate of 24,317,700 Common Shares.

Shares Outstanding After Completion of the Offering:	300,101,444 Common Shares, assuming the Rights are fully exercised.

Risk Factors:	An investment in Common Shares is subject to a number of risk factors. See “Risk Factors and Uncertainties”.

Trading Symbol:	Our Common Shares are listed and posted for trading on the TSX under the symbol “GQM” and quoted on the OTCQX International Exchange under the symbol “GQMNF”.

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RISK FACTORS AND UNCERTAINTIES

Investing in the Common Shares involves a high degree of risk. Prospective investors in the Offering should carefully consider the following risks, as well as the other information contained in this Prospectus and the documents incorporated by reference herein before investing in the Common Shares. If any of the following risks actually occurs, our business could be materially harmed. Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business.

Risks Related to Golden Queen and its Operations

Mineral resource and reserve estimates are based on interpretation and assumptions, and the Project may yield lower production of gold and silver under actual operating conditions than is currently estimated. A material decrease in the quantity or grade of mineral resource or reserves from those estimates, will affect the economic viability of the Project or the Project’s return on capital

Unless otherwise indicated, mineral resource and reserve figures presented in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time, are based upon estimates made by independent consulting geologists and mining engineers.   Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling, which may prove to be unreliable. We cannot assure you that the estimates are accurate or that mineralized materials from the Project can be mined or processed profitably.

Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver and gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and the Company may be required to reduce reserve estimates, discontinue development or mining at one or more of its properties or write down assets as impaired. Should GQM LLC encounter mineralization or geologic formations at the Project different from those predicted, it may adjust its reserve estimates and alter its mining plans. Either of these alternatives may adversely affect the Company’s actual production and financial condition, results of operations and cash flow.

As production at the Project proceeds, mineral resources and reserves may require adjustments or downward revisions. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by our 2015 feasibility study on the Project. Gold and silver recovered in small scale tests may not be duplicated on a production scale.

The mineral resource and reserve estimates contained in this Prospectus and incorporated by reference have been determined and valued based on assumed future prices for gold and silver, cut-off grades and operating costs that may prove to be different than actual prices, grades and costs. Extended declines in prices for gold or silver may render such estimates uneconomic and result in reduced reported mineralization or adversely affect current determinations of commercial viability. Any material reductions in estimates of mineralization, or of the ability of GQM LLC to profitably extract gold and silver, could have a material adverse effect on our share price and the value of the Project.

The estimates of production rates, costs and financial results contained in the 2015 feasibility study on the Project and any current or future guidance of production rates offered by the Company depend on subjective factors and may not be realized in actual production and such estimates speak only as of their respective dates.

The 2015 feasibility study on the Project provides estimates and projections of future production, costs and financial results of the Project. In addition, the Company may from time to time provide guidance on projected production rates of the Project. Any such information is forward-looking and depend on numerous assumptions, including assumptions about the availability, accessibility, sufficiency and quality of ore, the costs of production, the market prices of silver and gold, the ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits and its compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Any such production cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise.

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There are significant financial and operational risks associated with an operating mining project such as the project operated by GQM LLC

The financial results of GQM LLC is subject to risks associated with operating and maintaining mining operations on the Property, including:

•	increases in our projected costs due to differences in grade of mineralized material, metallurgical performance or revisions to mine plans in response to the physical shape and location of mineralized materials as compared to our 2015 feasibility study on the Project estimates;
•	increases in the costs of commodities such as fuel and electricity, and other materials and supplies which would increase Project development and operating costs;
•	the ability to extract sufficient gold and silver from resources and reserves to support a profitable mining operation on the Property;
•	decreases in gold and silver prices;
•	compliance with approvals and permits for the Project;
•	potential opposition from environmental groups, other non-governmental organizations or local residents which may delay or prevent development of the Project or affect our future operations;
•	difficult surface conditions, unusual or unexpected geologic formations or failure of open pit slopes and underground openings resulting from previous mining;
•	mechanical or equipment problems, industrial accidents or personal injury resulting in unanticipated cost and delays;
•	environmental hazards or pollution;
•	fire, flooding, earthquakes, cave-ins or periodic interruptions due to inclement weather; and
•	labor disputes.

Any of these hazards and risks can materially and adversely affect, among other things, production quantities and rates, costs and expenditures, potential revenues and production dates. They may also result in damage to, or destruction of, production facilities, environmental damage, monetary losses and legal liability. The value of our interest in GQM LLC may decrease as a result, which would be expected to reduce the value of our Common Shares.

There are operational risks for which insurance coverage is not available at affordable rates or at all, and the occurrence of any material adverse event for which there is no insurance coverage may decrease financial performance of GQM LLC, or may impede or prevent ongoing operations

GQM LLC currently maintains insurance within ranges of coverage consistent with industry practice in relation to some of these risks, but there are certain risks against which GQM LLC cannot insure, or against which GQM LLC cannot maintain insurance at affordable premiums. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from production activities) is not generally available to GQM LLC. If subjected to environmental liabilities, the costs incurred would reduce funds available for other purposes, and GQM LLC may have to suspend operations or undertake costly interim compliance measures to address environmental issues. Any such events would be expected to have a significant detrimental impact on the value of our interest in GQM LLC and our common stock.

Silver and gold mining involves significant production and operational risks

Silver and gold mining involves significant production and operational risks, including those related to uncertain mineral exploration success, unexpected geological or mining conditions, the difficulty of development of new deposits, unfavorable climate conditions, equipment or service failures, unavailability of or delays in installing and commissioning plants and equipment, import or customs delays and other general operating risks.

Commencement of mining can reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from silver and gold, which can result in unexpectedly low recovery rates. Problems may also arise due to the quality or failure of locally obtained equipment or interruptions to services (such as power, water, fuel or transport or processing capacity) or technical capital expenditure to achieve expected recoveries. Many of these production and operational risks are beyond the Company’s control. Delays in commencing successful mining activities at new or expanded mines, disruptions in production and low recovery rates could have adverse effects on the Company’s financial condition, results of operations and cash flows.

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Land reclamation requirements for our properties may be burdensome and expensive

Reclamation requirements are imposed on GQM LLC in order to minimize long term effects of land disturbance, and this includes a requirement to re-establish pre-disturbance land forms.

In order to carry out reclamation obligations imposed on GQM LLC in connection with development activities, GQM LLC must allocate financial resources that might otherwise be spent on further exploration and development. GQM LLC has set up and plans to set up a provision for our reclamation obligations on the Project, as appropriate, but this provision may not be adequate. If GQM LLC is required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Sale of aggregate

We have not included contributions from the sale of aggregate in the 2015 feasibility study on the Project cash flow projections. However, aggregate sales over a period of thirty years are important for the Project as it will permit GQM LLC to meet its closure and reclamation requirements. If no sale of waste rock as aggregate is ever achieved, the initial mine life is expected to be reduced.

The mining industry is intensely competitive

The mining industry is competitive in all of its phases. We compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, GQM LLC’s production of minerals from the Project may be slowed down or suspended. We also compete with other mining companies for capital. If we are unable to raise sufficient capital, our interest in GQM LLC may be diluted.

As a result of such competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, GQM LLC may be unable to effectively develop the Project or obtain financing on terms we consider acceptable.

Legal and Regulatory Risks

We are subject to significant governmental regulations, which affect our operations and costs of conducting our business

GQM LLC’s current and future operations are and will be governed by laws and regulations, including, among others, those relating to:

•	mineral property production and reclamation;
•	taxes and fees;
•	labor standards, and occupational health and safety; and
•	environmental standards for waste disposal, treatment and use of toxic substances, land use and environmental protection.

Companies engaged in production activities often experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. Failure to comply with these may result in enforcement actions, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. GQM LLC may be required to compensate those suffering loss or damage by reason of our activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation, could have a material adverse impact on GQM LLC’s business and cause increases in capital expenditures or require abandonment or delays in development of the Project, all of which would be expected to reduce the value of our interest in the GQM LLC.

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GQM LLC’s activities are subject to California state and federal environmental laws and regulations that may increase the costs of doing business and restrict operations

GQM LLC’s current and planned operations are subject to state and federal environmental laws and regulations. Those laws and regulations provide strict standards for compliance, and potentially significant fines and penalties for non-compliance. These laws address air emissions, waste discharge requirements, management of hazardous substances, protection of endangered species and reclamation of lands disturbed by mining. Compliance with environmental laws and regulations requires significant time and expense, and future changes to these laws and regulations may cause material changes or delays in the production of minerals from the Project or future activities.

U.S. Federal Laws: The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state statutes, impose strict, joint and several liabilities on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government incurred cleanup costs, or natural resource damages, or for neighbouring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act, as amended, and comparable state statutes, restrict the emission of air pollutants from many sources, including mining and processing activities. GQM LLC’s mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the Clean Air Act and comparable state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on GQM LLC’s production levels or result in additional capital expenditures in order to comply with the rules. The Clean Air Act and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized emissions of pollutants.

The Clean Water Act (“CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States, or to the surface or ground waters of the state. The CWA regulates storm water runoff from mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

The Endangered Species Act and comparable state laws are designed to protect critically imperiled species from extinction as a consequence of development. GQM LLC filed a response to statements made in a petition filed on January 31, 2014 with the United States Fish and Wildlife Service (“USFWS”), which petition sought to list the Mojave Shoulderband snail as a threatened or endangered species. In April 2014, USFWS concluded that there was no imminent threat to the snail that would cause them to believe an emergency listing was required, but that USFWS may address the petition in the future, subject to funding. In November 2015, the Company agreed not to disturb certain points on Soledad Mountain where snails or snail shells have been identified until June 30, 2017. The Company, the USFWS and the CBD have jointly selected a third party environmental consultant to conduct surveys to better understand the snail’s range and distribution on Soledad Mountain.

California Laws: At the state level, mining operations are also regulated by the California Department of Conservation, Office of Mine Reclamation. State law requires mine operators to hold a permit, which dictates operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, state law requires operators to have an approved mine reclamation plan. Local ordinances require the operators to hold Conditional Use Permits. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation financial assurance sufficient to guarantee the cost of closure and reclamation. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or financial assurance requirements.

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Regulations and pending legislation governing issues involving climate change could result in increased operating costs

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on GQM LLC and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Given the current emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition and operating performance. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by GQM LLC or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and may include changes in rainfall and storm patterns and intensities, water shortages and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

Title to the Property may be subject to other claims, which could affect our property rights

There are risks that title to the Property may be challenged or impugned. The Property is located in California and may be subject to prior unrecorded agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title to the Property which, if successful, could affect development of the Project and/or operations. This is particularly the case in respect of those portions of the Property in which GQM LLC holds its interest solely through a lease with landholders, as such interests are substantially based on contract and have been subject to a number of assignments.

GQM LLC holds a number of unpatented mining claims created and maintained in accordance with the General Mining Law of 1872 (the “General Mining Law”). Unpatented lode mining claims and millsites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the federal laws and regulations under the General Mining Law. Also, unpatented mining claims may be subject to possible challenges by third parties or validity contests by the federal government. The validity of an unpatented mining claim or millsite, in terms of both its location and its maintenance, is dependent on strict compliance with a body of U.S. federal law. Should the federal government impose a royalty or additional tax burdens on the properties that lie within public lands, the resulting mining operations could be seriously impacted, depending upon the type and amount of the burden.

Legislation has been proposed in the past that could significantly affect the mining industry

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States General Mining Law. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to mine mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect GQM LLC’s potential to mine mineralized material on unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Financial Risks

Our financial statements contain disclosure relating to our ability to continue as a going concern due primarily to the need to repay $5.4 million in accrued interest and debt principal repayment on January 1, 2018, which is not assured

Until such time as GQM LLC can economically produce and sell gold and silver from the Project and distribute cash to its members, we will continue to have no cash flow from our ownership interest in GQM LLC and will continue to incur an operating deficit. As at December 31, 2016, excluding any cash held by GQM LLC and inclusive of GQM Holdings, we had cash of approximately $2.1 million and current liabilities of approximately $6.9 million. The Company is required to pay $5.4 million in accrued interest and debt principal repayment on January 1, 2018 from the November 2016 Loan.

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The ability of the Company to service its debt due in early 2018 from distributions from GQM LLC during the fiscal year 2017 is dependent on a number of factors, including the gold price and the ability of the mine to perform according to the mine plan for 2017. Because of the uncertainty relating to the above factors, there can be no assurance that sufficient distributions will be generated and paid by GQM LLC to the Company in order for it to meet its obligations when they fall due. If the distributions are not sufficient, the Company will need to either raise equity or negotiate with its debt lender a delay in principal and interest repayments.

The Company must meet any future cash contribution requirements if required under the terms of the JV Agreement with Gauss LLC, or face dilution of its ownership interest in the Project, which could impact our stock value and our ability to meet stock exchange listing requirements

We hold a 50% interest in the Project pursuant to the terms of the JV Agreement. If in the future there are unexpected costs that require additional capital contributions from us under the terms of the JV Agreement, we will need to raise additional funds in order to maintain our 50% interest in the Project, otherwise we will have our interest diluted to below 50% which will likely have an adverse impact on the price of our Common Shares. In addition, to the extent our ownership interest of GQM LLC remains our sole business and asset, if we are diluted below 50% ownership we could fail to meet the listing requirements of the TSX and be delisted from the TSX and unable to list on a suitable alternate stock exchange. In such an event the market for our securities would be limited to the US over-the-counter market and related quotation services, being currently the OTCQX in the case of the Company. The anticipated impact of such a delisting will be to reduce venues for trading in our securities, a reduction in available market information, a reduction in liquidity, a decrease in analyst coverage of our securities, and a decrease in our ability for us to obtain additional financing to fund our operations.

GQM LLC’s results of operations, cash flows and operating costs are highly dependent upon the market prices of silver and gold and other commodities, which are volatile and beyond the Company’s control.

Silver and gold are exchange-traded commodities, and the volatility in gold and silver prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the average annual market prices in U.S. dollars per ounce of gold and silver, based on the daily London P.M. fix, as shown in the table below:

Mineral	2017	2016	2015	2014	2013
Gold	$1,257.12	$1,208.63	$1,160.06	$1,265.78	$1,411.23
Silver	$17.04	$15.33	$15.68	$19.08	$23.79

Silver and gold prices are affected by many factors including U.S. dollar strength or weakness, prevailing interest rates and returns on other asset clauses, expectations regarding inflation, speculation, global currency values, governmental decisions regarding the disposal of precious metal stockpiles, global and regional demand and production, political and economic conditions and other factors. In addition, Exchange Traded Funds (“ETFs”), which have substantially facilitated the ability of large and small investors to buy and sell precious metals, have become significant holders of gold and silver. Factors that are generally understood to contribute to a decline in the prices of silver and gold include a strengthening of the U.S. dollar, net outflows from gold and silver ETFs, bullion sales by private and government holders and global economic conditions and/or fiscal policies that negatively impact large consumer markets.

Because GQM LLC is expected to derive all of its revenues from sales of silver and gold, its results of operations and cash flows will fluctuate as the prices of these metals increase or decrease. A period of significant and sustained lower gold and silver prices would materially and adversely affect the results of operations and cash flows. Additionally, if market prices for silver and gold decline or remain at relatively low levels for a sustained period of time, GQM LLC may have to revise its operating plans, including reducing operating costs and capital expenditures, terminating or suspending mining operations at one or more of its properties and discontinuing certain exploration and development plans. GQM LLC may be unable to decrease its costs in an amount sufficient to offset reductions in revenues, and may incur losses.

Operating costs at the Project are also affected by the price of input commodities, such as fuel, electricity, labour, chemical reagents, explosives, steel and concrete. Prices for these input commodities are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, currency fluctuations, consumer or industrial demand and other factors. Continued volatility in the prices of commodities and other supplies the Company purchases could lead to higher costs, which would adversely affect results of operations and cash flows.

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Investment Risks

Holders of Common Shares may suffer dilution as a result of any equity financing by us in order to reduce or repay current indebtedness

We require additional capital to repay our current indebtedness, and we may be required to seek funding, including through the issuance of equity based securities. We cannot predict the size or price of any future financing to raise capital, and any issuance of Common Shares or other instruments convertible into equity. Any additional issuances of Common Shares or securities convertible into, or exercisable or exchangeable for, Common Shares may ultimately result in dilution to the holders of Common Shares, dilution in any future earnings per share and a decrease in the market price of our Common Shares.

We have been reflecting 100% of the financial results of GQM LLC in our consolidated financial statements based on certain assumptions of management, which assumptions, if incorrect, may require us to account for the Joint Venture differently

Our financial statements are prepared on the basis that GQM LLC meets the requirements for accounting treatment as a variable interest entity with the Company being considered as the primary beneficiary.  As a result, we continue to reflect 100% of the financial results of GQM LLC in our consolidated financial statements, along with a non-controlling interest held by Gauss LLC representing a 50% interest in GQM LLC.  Although no individual investor holds a controlling financial interest in GQM LLC, GQM LLC is controlled by a related party group.  Accordingly, one member of the group must be identified as the primary beneficiary.   As the member of the related party group most closely associated with GQM LLC, Golden Queen has determined it is the primary beneficiary.  Future changes in the capital or voting structure of GQM LLC could change that outcome. If this is the case, the presentation of the information in Golden Queen’s financial statements would change, which could be perceived negatively by investors, and could have an adverse effect on the market price of Golden Queen’s Common Shares.

There are differences in U.S. and Canadian practices for reporting mineral resources and reserves

We generally report mineral resources and reserves in accordance with Canadian practices. These practices differ from the practices used to report resource and reserve estimates in reports and other materials filed with the SEC.

It is Canadian practice to report measured, indicated and inferred mineral resources, which are generally not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC only permits issuers to report “resources” as in place, tonnage and grade without reference to unit measures.

The Company’s future growth will depend upon its ability to develop new mines, either through exploration at existing properties or by acquisition from other mining companies.

Mines have limited lives based on proven and probable ore reserves. The Company’s ability to achieve significant additional growth in revenues and cash flows will depend upon success in further developing the Project and developing or acquiring new mining properties. Any strategies to further develop the Project or acquire new properties are inherently risky, and the Company cannot assure that it will be able to successfully develop existing or new mining properties or acquire additional properties on favorable economic terms or at all.

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Passive foreign investment company considerations and United States federal income tax consequences for United States investors

We would generally be classified as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if, for a tax year, (a) 75% or more of our gross income for such year is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets.   Based on the composition of our income, assets and operations for the current taxable year, we do not expect to be classified as a PFIC during our tax year ended December 31, 2017. This is a factual determination, however, that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC for any taxable year during which a United States person holds our securities, it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of our securities as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on our Common Shares.   Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

Two of our directors are ordinarily resident outside of the United States and accordingly it may be difficult to effect service of process on them, or to enforce any legal judgment against them

Two of our directors namely, Bryan A. Coates and Paul Blythe are a resident of Canada. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon these directors, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether or not an original action could be brought successfully in Canada against any of such directors predicated solely upon such civil liabilities.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies

Our directors and officers are, or may in the future be, directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Consequently, there is a possibility that our directors and/or officers may be in a position of conflict in the future.

Members of the Clay family own a substantial interest in Golden Queen and are represented on our board of directors, and thus may exert significant influence on our corporate affairs and actions, including those submitted to a shareholder vote

Thomas M. Clay, a director and CEO of the Company is a member of the Clay Group. The Clay Group also controls Auvergne, which holds a 29.49% interest in Gauss, the joint venture that holds a 50% interest in GQM LLC. For so long as the Clay Group beneficially owns at least 25% of our Common Shares, at least one of Golden Queen’s representatives on the board of managers of the Joint Venture will be designated by Auvergne. Accordingly, the Clay Group has considerable influence on our corporate affairs and actions, including those submitted to a shareholder vote, and GQM LLC’s development and operation of the Project. The interests of the Clay family may be different from the interests of other investors.

Members of the Clay family have also provided the Company with the November 2016 Loan of $31 million, including approximately $23 million provided by an investment vehicle managed by Thomas M. Clay. As of September 30, 2017, approximately $32.6 million in principal balance plus deferred interest remains outstanding under the November 2016 Loan. The loan is guaranteed by GQM Holdings and secured by a pledge of the Company’s interest in GQM Canada, GQM Canada’s interest in GQM Holdings, and GQM Holdings’ 50% interest in GQM LLC. As a result, a default on the loan could result in the Company losing its interest in the Project, which would have a material adverse effect on our share price.

Our share price may be volatile and as a result you could lose all or part of your investment

In addition to volatility associated with equity markets in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our Common Shares:

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•	Changes in the price for gold or silver;
•	delays, problems or increased costs in the production of minerals from the Project;
•	decline in demand for our common stock;
•	downward revisions in securities analysts’ estimates;
•	our ability to refinance or repay our current and future debt;
•	investor perception or our industry or prospects; and
•	general economic trends.

Over the past few years, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile.  These fluctuations are often unrelated to operating performance and may adversely affect the market price of our Common Shares.  As a result, you may be unable to resell your shares at a desired price.

Because our Common Shares trade at prices below $5.00 per share, and because we will not be listed on a national U.S. exchange, there are additional regulations imposed on U.S. broker-dealers trading in our shares that may make it more difficult for you to buy and resell our shares through a U.S. broker-dealer.

Because of U.S. rules that apply to shares with a market price of less than $5.00 per share, known as the “penny stock rules”, investors will find it more difficult to sell their securities in the U.S. through a U.S. broker dealer. The penny stock rules will probably apply to trades in our shares. These rules in most cases require a broker-dealer to deliver a standardized risk disclosure document to a potential purchaser of the securities, along with additional information including current bid and offer quotations, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

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Risks related to the Offering

Shareholders may suffer significant dilution in connection with the Offering

If a Shareholder does not exercise its Rights for Common Shares pursuant to the Basic Subscription Privilege, or if a Shareholder sells or transfers its Rights, the Shareholder’s current ownership percentage may be significantly diluted by the issuance of Common Shares pursuant to the exercise of Rights by other holders of such Rights and, if applicable, the purchase of Standby Shares.

The Company has 111,148,683 Common Shares outstanding as of the date of this Prospectus. Assuming the Offering is fully subscribed for or the purchase of the Standby Shares to the extent that Rights are unexercised, the Company expects to issue 188,952,761 Common Shares on closing of the Offering. Additional Rights will be issued, and additional Common Shares will become issuable pursuant to the exercise of such Rights, if the number of Common Shares outstanding on the Record Date is greater than the number of Common Shares outstanding on the date of this Prospectus.

If the Standby Purchasers purchase a significant number of Standby Shares pursuant to the Standby Guarantee Agreement, they will have the ability to exert a significant degree of control over the Company

If the Rights are not exercised by holders, and the Standby Purchasers purchase the Standby Shares, the Standby Purchasers would acquire a significant number of Common Shares, which could result in the Standby Purchasers becoming control persons of the Company. If no Rights are exercised by holders, the Standby Purchasers will acquire 188,952,761 Common Shares and will own approximately 73.3% of the issued and outstanding Common Shares of the Company.

In addition, if the Standby Purchasers are required to take up and pay for a large number of Standby Shares, the liquidity of the Common Shares may be negatively impacted.

No prior trading market exists for the Rights

Even upon listing of the Rights on the TSX, holders may not be able to resell Rights acquired. There can be no assurance that an active trading market will develop in the Rights on the TSX or, if developed, that such market will be sustained. To the extent an active trading market for the Rights does not develop, the pricing of the Rights in the secondary market, the transparency and availability of trading prices and liquidity of the Rights would be adversely affected, which may have a material adverse impact on the Company and its share price.

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The Standby Purchasers’ agreement to purchase the Standby Shares may be terminated under certain circumstances, although the Company would likely still be required to proceed with the Offering

The Standby Purchasers’ obligation to purchase the Standby Shares is subject to the satisfaction of a number of conditions by closing of the Offering. Under the terms of the Standby Guarantee Agreement, the Standby Purchasers have the right to not purchase the Standby Shares in certain circumstances. See “Details of Rights Offering – Standby Commitment”. If the Standby Purchasers do not purchase the Standby Shares, the Offering may not be fully subscribed and the anticipated proceeds of the Offering may not be fully realized. The receipt of net proceeds from the Offering in an amount less than the aggregate amount of funds contemplated would have a material adverse effect on the Company and on the value and trading price of the Common Shares.

Once the Rights have commenced trading on the TSX, the Company will be required to proceed with the Offering, subject to limited exceptions, even if the Standby Purchasers do not purchase the Standby Shares. Under TSX rules, once the Rights have commenced trading, the essential terms of the Offering, including the Subscription Price and Expiry Date, cannot be modified absent extremely exceptional circumstances. To the extent the termination of the Standby Purchasers’ obligations under the Standby Guarantee Agreement constitutes a material change which requires the Company to file an amendment to this Prospectus, Canadian subscribers would have a right to withdraw any payments of the Subscription Price made for a period of two business days after receipt or deemed receipt of an amended prospectus (see “Canadian Purchasers’ Statutory Rights of Withdrawal and Rescission”), although such statutory withdrawal right would not be available to United States subscribers or to other holders of Rights who are not Canadian subscribers. Under such circumstances, payment of the Subscription Price made by non-Canadian subscribers may not be recoverable.

Exercises of Rights may not be revoked

Subject to certain statutory withdrawal and rescission rights available to Canadian Subscribers, if the Common Share trading price declines below the Subscription Price for the Common Shares, effectively resulting in a loss of some or all of the Subscription Price paid by subscribers, subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment.

If the Offering does not proceed, neither the Company nor the Subscription Agent will have any obligation to subscribers except to return any payment of the Subscription Price

If the Offering does not proceed for any reason, although any payment of the Subscription Price made in connection with the exercise of Rights would be returned promptly to subscribers by the Subscription Agent without interest or deduction, all outstanding Rights would cease to be exercisable for Common Shares and would lose all of their value. In such circumstances, any person who had purchased Rights in the market would lose the entire purchase price paid to acquire such Rights.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Rights

To the extent that holders that exercise Rights sell the Common Shares underlying such Rights, the market price of the Company’s Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Rights may cause shareholders to sell their Common Shares, which may have a material adverse impact on the Company and its share price. Sales by Shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

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The sale of Common Shares issued upon exercise of the Rights could encourage short sales by third parties, which could depress the price of the Common Shares

Any downward pressure on the price of Common Shares caused by the sale of Common Shares underlying the Rights could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a Shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which may have a material adverse impact on the Company and its share price.

The Subscription Price is not necessarily an indication of value

The Subscription Price was set at a discount to the market price of the Common Shares. The Company’s objective in setting the Subscription Price was to encourage holders of Rights to exercise their Rights. The Subscription Price does not necessarily bear any relationship to the book value of the Company’s assets, past operations, cash flows, losses, financial condition, net worth or any other established criteria for value. Holders of Rights should not consider the Subscription Price to be an indication of the Company’s value or of the Common Shares to be offered in the Offering, and the Common Shares may trade at prices above or below the Subscription Price.

A decline in the market price of the Common Shares may occur

The trading price of the Common Shares in the future may decline below the Subscription Price. The Company can give no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors, including the Company’s future revenues, cash flows and operations and overall conditions affecting the Company’s business, economic trends and the securities markets and changes in the estimated value and prospects for the Company’s projects.

Subscribers outside of the United States are subject to exchange rate risk

The Subscription Price must be paid in U.S. dollars. Accordingly, any subscriber outside of the United States is subject to adverse movements in their local currency against either the U.S. dollar.

Potential additional dilution may occur for holders of Common Shares

The Company is currently evaluating future financing requirements and various alternatives to address any such requirements, including but not limited to the issuance of equity, instruments convertible into equity or various forms of debt. The Company has issued Common Shares or other instruments convertible into equity in the past and cannot predict the size or price of any future issuances of Common Shares or other instruments convertible into equity, which could include additional rights offerings to holders of Common Shares at a significant discount to the then prevailing Common Share price, and the effect, if any, that such future issuances and sales will have on the market price of the Company’s securities. Any additional issuances of Common Shares or securities convertible into, or exercisable or exchangeable for, Common Shares may ultimately result in dilution to the holders of Common Shares, dilution in any future earnings per share of the Company and may have a material adverse effect upon the market price of the Common Shares.

The trading price of the Common Shares has been and may continue to be subject to large fluctuations, which may result in losses to investors

The price of the Common Shares is likely to be significantly affected by changes in and forecasts for commodity prices and currency exchange fluctuation. Factors such as fluctuations in the Company’s operating results, the result of any public announcements made by the Company, other shareholders of the Company and other market participants, and general market conditions can also have an adverse effect on the market price of our securities. The trading price of the Common Shares has been and may continue to be subject to large fluctuations, which may result in losses to investors. The high and low closing sale prices of the Common Shares on the TSX were C$1.97 and C$0.72 in 2016 and C$1.05 and C$0.19 in 2017.

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There can be no assurance that the Company will be capable of raising additional funding required to continue development of the Project and fund the Joint Venture

The Company has limited financial resources. Assuming the Offering closes, the Company will receive much needed funding for its operations. However, the ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions, business performance of the Company, as well as the market price of metals. The recent volatility in global equities, commodities, foreign exchange, precious and base metals and a lack of market liquidity, may adversely affect the development of the Company and its ability to obtain financing. There is no assurance that sources of financing will be available to the Company on acceptable terms, if at all. Ongoing development and operating activities on the Project will require substantial additional capital. Failure to obtain additional financing on a timely basis or complete the Offering will cause the Company’s interest in the Joint Venture to be diluted.

The board of directors of the Company has discretion in the use of proceeds from the Offering

The board of directors of the Company will have discretion concerning the use of the proceeds of the Offering, as well as the timing of their expenditure. As a result, Shareholders will be relying on the judgment of the board of directors of the Company for the application of the proceeds. While the Company’s understanding is that the current intention is to use the proceeds of the Offering as set out under “Use of Proceeds”, budgets are regularly reviewed in light of exploration results and other opportunities which may become available. There may be circumstances where reallocation of the funds may occur for business reasons.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “projected”, “propose”, “should”, “believe”, “intends”, “contingent”, “subject to” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this Prospectus and the documents incorporated by reference herein should not be unduly relied upon. This forward-looking information is made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the dates of such documents.

In particular, this Prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	proposed expenditures set out under “Use of Proceeds”;
•	business strategy, strength, focus, business objectives and milestones of the Company;
•	completion of the Offering, including receipt of all regulatory approvals;
•	the listing of and application to list the Rights, Common Shares issued upon exercise of the Rights and Standby Shares on the TSX;
•	the purchase of the Standby Shares by the Standby Purchasers and payment of the Standby Purchaser Fee;
•	the SEC declaring the Registration Statement effective;
•	projections of market prices and costs and the related sensitivity of distributions;
•	supply and demand for precious metals;
•	expectations regarding the ability to raise capital or generate income through operations;
•	treatment under government regulatory regimes and tax laws, and capital expenditure programs;
•	expectations with respect to the Company’s future working capital position; and
•	the Company’s capital expenditure programs

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With respect to forward-looking statements contained in this Prospectus and the documents incorporated by reference herein, assumptions have been made regarding, among other things:

•	future commodity prices;
•	the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner;
•	the impact of increasing competition on the Company;
•	the impact of any changes in the laws of the United States or the State of California;
•	the ability of the Company to maintain its existing and future permits in good standing;
•	the regulatory framework governing royalties, taxes and environmental matters in the United States;
•	the ability of the Company’s subsidiaries to obtain any required permits, access rights in respect of land and resources, and environmental consents;
•	the geography of the areas in which the Company is exploring;
•	geological estimates in respect of the Company’s mineral resources and reserves;
•	future development plans for the Project unfolding as currently envisioned;
•	future capital expenditures to be made by the Company;
•	future sources of funding for the Company’s capital program;
•	the Company’s future debt levels; and
•	the Company’s ability to obtain financing in the future on acceptable terms, or at all.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus and in the documents incorporated by reference:

•	speculative nature of exploration, appraisal and development of mineral properties;
•	unexpected liabilities or changes in the cost of operations, including costs of extracting and delivering minerals to market, that affect potential profitability of the Company;
•	operating hazards and risks inherent in mineral exploration and mining;
•	volatility in global equities, commodities, foreign exchange, market price of precious and base metals and a lack of market liquidity;
•	changes to the political environment, laws or regulations, or more stringent enforcement of current laws or regulations in the United States;
•	ability of the Company to obtain and maintain required exploration licences, concessions, access rights or permits;
•	unexpected and uninsurable risks that may arise;
•	limitations on the transfer of cash or assets between the Company and its foreign subsidiaries or among such subsidiaries could restrict the Company’s ability to fund its operations efficiently;
•	the other factors discussed under “Risk Factors and Uncertainties”

Readers are cautioned that the foregoing lists of factors are not exhaustive. Due to the nature of the mining industry, budgets are regularly reviewed in light of the success of the expenditures and other opportunities, which may become available to the Company. Accordingly, while the Company anticipates that it will have the ability to spend the funds available to it as stated in this Prospectus, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary. The forward-looking statements contained in this Prospectus and documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required under applicable securities laws, the Company does not undertake or assume any obligation to publicly update or revise any forward-looking statements. Subscribers should read this entire prospectus, as well as the documents incorporated by reference into this Prospectus, and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

cautionary NOTE REGARDING MINERAL reserve and resource estimates

This prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and in the documents incorporated by reference herein have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (referred to as “NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference in this Prospectus and in the documents incorporated by reference herein may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRESENTATION OF FINANCIAL INFORMATION

The financial information of the Company contained in this Prospectus and the documents incorporated by reference are derived from consolidated financial statements that are presented in accordance with generally accepted accounting principles in the United States (“US GAAP”). Financial statements incorporated by reference herein have been prepared in accordance with US GAAP, and are subject to Public Company Accounting Oversight Board (United States) (“PCAOB”) and Canadian auditor independence standards.

The Company prepares its financial statements in United States dollars. References in this Prospectus to “$” or “US$” are to United States dollars, and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average exchange rates and period end exchange rates for one United States dollar in Canadian dollars as published by the Bank of Canada. Although obtained from sources believed to be reliable, the data is provided for informational purposes only, and the Bank of Canada does not guarantee the accuracy or completeness of the data.

	Quarter Ended September 30,		Year Ended December 31,
	2017		2016		2015		2014
Highest exchange rate during period	C$	1.2982	C$	1.4593	C$	1.3990	C$	1.1643
Lowest exchange rate during period	C$	1.2128	C$	1.2527	C$	1.1728	C$	1.0614
Average exchange rate for the period	C$	1.2528	C$	1.3255	C$	1.2787	C$	1.1045
Period end exchange rate	C$	1.2480	C$	1.3439	C$	1.3840	C$	1.1601

On January 9, 2018, the average exchange rate reported by the Bank of Canada was US$1.00 = C$1.2454.

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DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with the SEC.  This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this Prospectus.  Information we file with the SEC after the date of this Prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this Prospectus. Copies of the documents incorporated herein by reference may be obtained on request and without charge from the Corporate Secretary of the Company at 2300 – 1066 Vancouver, British Columbia, Canada, V6E 3X2, telephone 778-373-1557.

We incorporate by reference the documents listed below and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the date of the initial filing of this registration statement on Form S-3 to which this Prospectus relates until the termination of the offering under this Prospectus.

1.	Our annual report on Form 10-K for the Company’s fiscal year ended December 31, 2016, which report contains the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016, 2015 and 2014 and the notes thereto, together with the auditors’ reports thereon, and the related management’s discussion and analysis, as filed with the SEC on March 15, 2017.

2.	Our quarterly report on Form 10-Q for the Company’s fiscal quarter ended March 31, 2017, which report contains the unaudited condensed consolidated financial statements of the Company as at and for the three months ended March 31, 2017 and the notes thereto, and the related management’s discussion and analysis, as filed with the SEC on May 10, 2017.

3.	Our quarterly report on Form 10-Q for the Company’s fiscal quarter ended June 30, 2017, which report contains the unaudited condensed consolidated financial statements of the Company as at and for the three and six months ended June 30, 2017 and the notes thereto and the related management’s discussion and analysis, as filed with the SEC on August 9, 2017.

4.	Our quarterly report on Form 10-Q for the Company’s fiscal quarter ended September 30, 2017, which report contains the unaudited condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2017 and the notes thereto and the related management’s discussion and analysis, as filed with the SEC on November 14, 2017.

5.	Our current reports on Form 8-K as filed with the SEC on January 13, 2017, March 16, 2017, March 20, 2017, April 3, 2017, May 10, 2017, November 16, 2017 and December 15, 2017.

6.	Our definitive proxy statement on Schedule 14A for the annual general meeting of our shareholders held on May 8, 2017, as filed with the SEC on April 7, 2017.

7.	The description of our Common Shares contained in our registration statement on Form 10-SB (Registration No. 000-21777), filed under the Exchange Act on November 21, 1996, including any amendments or reports filed for the purpose of updating such description.

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MARKET INFORMATION

The Common Shares are listed on the TSX under the symbol “GQM” and on the OTCQX International Exchange under the symbol “GQMNF”. The high and low sales prices of the Common Shares as traded on the Toronto Stock Exchange for the calendar periods indicated are set out in the table below. All prices are reported in Canadian dollars.

Year ended December 31		High (C$)	Low (C$)
2018	First Quarter through Jan. 9	$0.24	$0.19
2017	Fourth Quarter	$0.61	$0.18
	Third Quarter	$0.71	$0.54
	Second Quarter	$0.91	$0.67
	First Quarter	$1.05	$0.80
2016	Fourth Quarter	$1.16	$0.70
	Third Quarter	$1.90	$1.11
	Second Quarter	$1.98	$1.19
	First Quarter	$2.00	$0.76
2015	Fourth Quarter	$1.07	$0.67
	Third Quarter	$1.12	$0.65
	Second Quarter	$1.18	$0.75
	First Quarter	$1.68	$1.03

The high and low sales prices of the common stock as traded on the OTCQX for the calendar periods indicated are set out in the table below. All prices are reported in U.S. dollars. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Year ended December 31		High (US$)	Low (US$)
2018	First Quarter through Jan. 9	$0.19	$0.14
2017	Fourth Quarter	$0.49	$0.14
	Third Quarter	$0.55	$0.43
	Second Quarter	$0.6772	$0.509
	First Quarter	$0.80	$0.60
2016	Fourth Quarter	$0.89	$0.52
	Third Quarter	$1.47	$0.84
	Second Quarter	$1.54	$0.94
	First Quarter	$1.56	$0.53
2015	Fourth Quarter	$0.85	$0.51
	Third Quarter	$0.88	$0.49
	Second Quarter	$0.99	$0.61
	First Quarter	$1.38	$0.85

On January 9, 2018, the last reported sale price of the Common Shares on the TSX was C$0.22 per Common Share and on the QTCQX was US$0.18 per Common Share.

USE OF PROCEEDS

Completion of the Offering is not subject to raising a minimum amount of proceeds.

As at October 31, 2017, the Company had an unaudited consolidated working capital deficiency of US$10,291,000 compared with US$9,088,000 as at September 30, 2017. The increase in working capital deficiency was due to ongoing expenses of the Company, as well as negative operating cash flow from operations of GQM LLC (a company which is 50% owned by the Company) and cash payments of accounts payable, payment of principal and interest on equipment loans, and prepaid expenses.

The estimated net proceeds expected to be received by the Company pursuant to the Offering, after deducting the expenses of the Offering (estimated to be approximately US$275,000), the Standby Purchaser Fee (estimated to be approximately US$525,000), are set forth in the table below:

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Principal Purpose	Planned Expenditures
Repayment of amounts due during 2018 under the November 2016 Loan(1)	US$	10,536,000
Contribution to GQM LLC in connection with the Joint Venture(2)	US$	10,000,000
Funding of budgeted 2018 operating expenses of the Company	US$	2,200,000
Retained for unallocated expenses and contingencies	US$	1,500,240

Total:	US$	24,236,240

Note:

(1)	Thomas M. Clay, a director and Chief Executive Officer of the Company is a member of the Clay Group. Approximately US$23 million of the November 2016 Loan was provided by an investment vehicle managed by Thomas M. Clay. The principal balance of the November 2016 Loan as at the date of this Prospectus is now US$33.2 million. The proceeds of the November 2016 Loan were initially associated with GQM LLC’s share of the construction costs of the Project.
(2)	The Company has budgeted for a cash contribution to GQM LLC to fund the Company’s share of operational and investment cash short falls anticipated for 2018. GQM LLC operates the Project and is 50% owned by the Company. Under the terms of the JV Agreement, the Company must fund 50% of any cash short falls to avoid dilution of its equity ownership of GQM LLC. See “Project Financing - Joint Venture Transaction” in the Form 10-K incorporated by reference to this Prospectus for further details on the Joint Venture

Business Objectives and Milestones

The net proceeds of the Offering will provide capital necessary to address our additional capital requirements resulting from the need to make interest and principal payments on the November 2016 Loan commencing in 2018, as well as to address a potential that the Company will need to fund its 50% portion of a $15-20 million cash short fall projected to be required over the first two to three quarters of 2018 for operations at the Project. The Company has also entered into a letter of intent with the Clay Group to defer certain short term payments and reduce principal repayment, due under the November 2016 Loan.

Due to the nature of the mining industry, budgets are regularly reviewed in light of the success of the expenditures and other opportunities which may become available to the Company. In addition, the ability of the Company to carry out operations may depend upon the decisions of its joint venture partners. For the year ended December 31, 2016, the Company had negative operating cash flow. For the nine month period ended September 30, 2017, the Company generated $5.597M from operating activities.

The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. The actual amounts that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors and Uncertainties”.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus, there are 111,148,683 Common Shares issued and outstanding. In addition, as of the date of this Prospectus, there are stock options outstanding to acquire an aggregate of 2,600,001 Common Shares, and share purchase warrants outstanding to acquire an aggregate of 24,317,700 Common Shares. There are also outstanding 111,148,683 Rights exercisable to acquire 188,952,761 Common Shares pursuant to the Offering as described in this Prospectus.

The holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of Shareholders. Each Common Share confers the right to one vote in person or by proxy at all meetings of the Shareholders. The holders of Common Shares, subject to the prior rights (if any) of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights (if any) of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

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Dividends

We have not paid any cash dividends on our equity security and our board of directors has no present intention of declaring any cash dividends.  We are not prohibited from paying any dividends pursuant to any agreement or contract.

DETAILS OF RIGHTS OFFERING

Issue of Rights and Record Date

Shareholders of record at the close of business (Toronto time) on the Record Date received Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holders are in an Eligible Jurisdiction) to subscribe for and purchase from the Company up to an aggregate of 188,952,761 Common Shares, assuming exercise in full of the Rights issued hereunder. The Rights are non-transferable and non-exchangeable, and may not be exercised to acquire Common Shares, prior to and including the Effective Date. After the Effective Date but prior to the Expiry Time on the Expiry Date, the Rights will be fully transferable, exchangeable and exercisable to acquire Common Shares within the Eligible Jurisdictions (excluding the states of Louisiana, New Mexico, Oregon and Pennsylvania) by the holders thereof subject to certain restrictions on sale and transfer for affiliates of the Company. See “Sale or Transfer of Rights”.

The Rights are represented by the Rights Certificates that have been issued in registered form. For Shareholders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed after the Effective Date with a copy of this Prospectus to each such registered Shareholder as of the close of business (Toronto time) on the Record Date. See “Rights Certificate — Common Shares Held in Registered Form”.

Shareholders that hold their Common Shares through a Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights was issued in registered form to, and in the name of, CDS or its nominee or DTC or its nominee. See “Rights Certificate — Common Shares Held in Book-Entry Form”.

Subscription Basis

For each Right held, the holder thereof is entitled to subscribe for 1.7 Common Shares at the Subscription Price of US$0.1325 per Common Share. Subject to certain statutory withdrawal and rescission rights available to holders in Canada, any subscription for Common Shares will be irrevocable once submitted.

Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. CDS that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

Commencement Date and Expiry Date

The Rights will be eligible for exercise following the Effective Date (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Shareholders who exercise the Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

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Basic Subscription Privilege

Each Shareholder at the close of business (Toronto time) on the Record Date received one Right for each Common Share held. For each Right held, the holder (other than an Ineligible Holder) is entitled to acquire 1.7 Common Shares under the Basic Subscription Privilege at the Subscription Price by subscribing and making payment in the manner described herein after the Commencement Date and prior to the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “Additional Subscription Privilege”. Fractional Common Shares will not be issued upon the exercise of Rights. Participants that hold Rights for more than one beneficial Shareholder as at the Record Date may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this Prospectus and pay the aggregate Subscription Price. Subject to certain statutory withdrawal and rescission rights available to holders in Canada all exercises of Rights are irrevocable once submitted.

For Common Shares held through a Participant, a holder (other than an Ineligible Holder) may subscribe for Common Shares by instructing the Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such Participant. Subject to certain statutory withdrawal and rescission rights available to holders in Canada, subscriptions for Common Shares made in connection with the Offering through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in U.S. funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a Participant, the Subscription Price is typically payable by certified cheque, bank draft or money order drawn to the order of such Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Company and, if applicable, to the Participant, by the subscriber (including by its agents) that: (a) the subscriber is not a citizen or resident of an Ineligible Jurisdiction; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The number of Additional Shares will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Shares that such subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder's pro rata allotment of Additional Shares, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

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To apply for Additional Shares under the Additional Subscription Privilege, each registered holder of Rights must forward their request to the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Beneficial owners holding Rights through a Participant should comply with the timing requirements of their Participant. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber's account with its Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber's entitlement to such Additional Shares will terminate. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions to its Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.

Standby Commitment

The Company entered into the Standby Guarantee Agreement with the Standby Purchasers, pursuant to which the Standby Purchasers have agreed to purchase the Standby Shares at the Subscription Price. In consideration for the Standby Purchasers’ commitment to purchase the Standby Shares, the Company has agreed to pay the Standby Purchaser Fee equal to 3% of the aggregate gross proceeds for the maximum number of Common Shares that would be issued upon exercise of the Rights pursuant to the Offering less that number of Rights which are issued in respect of Common Shares: (a) owned by the Standby Purchasers; and (b) the Excluded Shareholders. Based on the number of Common Shares outstanding on the date of this Prospectus, the Standby Purchaser Fee is estimated to equal approximately US$525,000.

The obligation of the Standby Purchasers to purchase the Standby Shares at the Company’s request is subject to satisfaction of the following conditions, among others: (i) there shall not be any claims, litigation, investigations or proceedings including appeals and applications for review, in progress, pending, commenced or threatened by any person, in respect of the Offering, that is reasonably likely to result in a Material Adverse Change (as defined in the Standby Guarantee Agreement); (ii) the Company shall have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant Regulatory Authorities and other governmental and regulatory bodies required in connection with the Offering and the purchase of the Standby Shares by the Standby Purchasers; (iii) the TSX shall have conditionally accepted the issuance of the Rights, the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Purchaser Fee subject to the receipt of customary final documentation; (iv) since the date as of which information is given in this Prospectus, there shall not have been any material change in the business, affairs, operations, assets, liabilities or capital of the Company other than as disclosed in this Prospectus or any amendment to this Prospectus; and (vi) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company shall have been issued by any securities commission that is continuing in effect, and no proceeding for that purpose shall have been instituted or be pending.

Under the terms of the Standby Guarantee Agreement, the Company has the right to terminate the Offering at any time if the Company determines in its sole discretion to terminate the Offering prior to the issuance of any Rights.

The Standby Purchasers are comprised of the LTC 2009 Trust and Masters 1. Pursuant to the terms of the Standby Guarantee Agreement, the LTC 2009 Trust will purchase 75% of the Standby Shares and Masters 1 will purchase 25% of the Standby Shares.

Thomas M. Clay, a director, Chairman and Chief Executive Officer of the Company, is the Trustee of the LTC 2009 Trust. Thomas M. Clay has beneficial ownership of, or control or direction over, Common Shares representing approximately 11.5% of the issued Common Shares excluding options and warrants, and approximately 19.3% assuming the exercise of options and warrants. Jonathan C. Clay, first cousin of Thomas M. Clay, is the managing member of Masters 1, and has beneficial ownership of, or control and direction over, approximately 8.3% of the issued Common Shares excluding warrants, and approximately 11.3% assuming exercise of warrants.

If none of the holders of Rights exercise their Rights, and the Standby Purchasers acquire all of the Standby Shares, then (a) the LTC 2009 Trust will acquire 141,714,571 Standby Shares, which together with the Common Shares that Thomas M. Clay has beneficial ownership of, or control or direction over, will equal an aggregate of 154,517,630 Common Shares representing approximately 51.5% of the issued Common Shares excluding options and warrants, and 168,475,130 Common Shares representing approximately 53.6% of the issued Common Shares assuming the exercise of options and warrants; and (b) Masters 1 will acquire 47,238,190 Standby Shares, which together with the Common Shares that Jonathan C. Clay has beneficial ownership of, or control or direction over, will equal an aggregate of 56,467,426 Common Shares representing approximately 18.8% of the issued Common Shares excluding warrants, and 60,967,426 Common Shares representing approximately 20.0% of the issued Common Shares assuming the exercise of warrants.

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The Company has confirmed that each of the Standby Purchasers had the financial ability to carry out their standby commitment and is able to fulfil their obligations under the Standby Guarantee Agreement.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Company to receive subscriptions and payments directly from holders of Rights Certificates or indirectly via Participants, to act as registrar and transfer agent for the Common Shares, to act as custodian of Rights Certificates from the date of issuance until delivery by the Subscription Agent after the Effective Date and to perform certain services relating to the exercise and transfer of Rights. The Company will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

By Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier

Toronto: Computershare Investor Services Inc. 100 University Ave. 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Vancouver: Computershare Investor Services Inc. 510 Burrard Street 3rd Floor Vancouver, British Columbia V6C 3B9 Attention: Corporate Actions

See “Rights Certificates – Common Shares Held in Registered Form” below for more information regarding delivery. For enquiries relating to the Offering, contact the Subscription Agent by phone at 1-800-564-6253 or 1-514-982-7555 (Overseas) or by email at corporateactions@computershare.com.

Laurel Hill Advisory Group has been appointed by the Company to act as the Information Agent with respect to the Offering. The mandate of the Information Agent will be to (after the Effective Date) contact holders of Rights and to outline the steps of the Offering, including the steps required to exercise the Rights as set forth in this Prospectus, and recommend that holders consult with their investment dealer or broker if they have any inquiries with respect to whether or not they should exercise their Rights. The Information Agent will not, in any circumstance, provide any investment advice to holders of Rights. The Information Agent will receive customary compensation for its services from the Company.

After the Effective Date, questions and requests for assistance relating to the Offering may be directed to the Information Agent, Laurel Hill Advisory Group by telephone at 1-877-452-7184 toll-free (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com.

Rights Certificates – Common Shares Held in Registered Form

Shareholders with an address of record in an Eligible Jurisdiction whose Common Shares are held in registered form will be mailed after the Effective Date a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date, together with a copy of this Prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate as follows:

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1.	Form 1 — Basic Subscription Privilege. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.	Form 2 — Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. Any holder of a Rights Certificate that completes Form 1 for the maximum number of Common Shares that can be subscribed for under the Basic Subscription Privilege with the number of Rights evidenced by that Rights Certificate must also complete Form 2 and specify the number of Additional Shares for which the holder desires to subscribe. The maximum number of Additional Shares to which a holder will be entitled pursuant to the Additional Subscription Privilege will be limited to such holder’s pro rata share of the total amount of Additional Shares available for additional subscription. If a holder subscribes for a greater number of Additional Shares than the pro rata share available, the holder will be allocated such lesser number of Additional Shares and any excess payment of the Subscription Price will be returned to the holder without interest or deduction. The completion of Form 2 constitutes a binding commitment by the holder of a Rights Certificate to subscribe for the number of Additional Shares specified (or such lesser amount as may be allocated, as described under “Additional Subscription Privilege” above).

3.	Form 3 — Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by one of the following methods:

a.	Eligible Holders in Canada and the United States: A Medallion Guarantee obtained from a member of an acceptable Medallion Guarantee Program (STAMP, SEMP or MSP). Many banks, financial institutions, credit unions, savings associations and broker-dealers are members of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words “Medallion Guaranteed”.

b.	Eligible Holders in Canada: As an alternative to a Medallion Guarantee, Eligible Holders in Canada may obtain a Signature Guarantee from a major Canadian Schedule I bank that is not a member of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words “Signature Guaranteed”.

c.	Holders outside Canada and the United States: Holders outside Canada or the United States who have demonstrated they are Eligible Holders must obtain a guarantee from a local financial institution that has a corresponding affiliate in Canada or the United States that is a member of an acceptable Medallion Guarantee Program. The corresponding Canadian or United States affiliate must over-guarantee the guarantee provided by the local financial institution.

It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

4.	Form 4 — Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) are issued in the same name. The Subscription Agent will then issue the new Rights Certificate(s) in such denominations (totaling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

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5.	Payment. The Subscription Price per Common Share is payable in U.S. dollars by way of certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.”. Payment must include the total Subscription Price for the aggregate number of Common Shares subscribed for pursuant to the Basic Subscription Privilege and, if applicable, for any Additional Shares subscribed for under the Additional Subscription Privilege. If the number of Additional Shares issued to a Subscriber that has exercised the Additional Subscription Privilege is less than the number of Additional Shares that such Subscriber subscribed for, the Subscription Agent will, when mailing the share certificate for the Common Shares issued to such Subscriber, refund (without interest or deduction) the excess portion of the total Subscription Price paid by such Subscriber. In addition, if the Offering does not proceed, the Subscription Payments made pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege will be returned promptly to the Subscribers by the Subscription Agent without interest or deduction.

6.	Delivery. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. Please allow sufficient time to avoid late delivery. The method used to deliver a completed Rights Certificate and payment of the Subscription Price is at the option and risk of the subscriber, and delivery will be deemed effective only when such certificate and payment are actually received by the Subscription Agent. Delivery by hand, or registered mail or courier service with return receipt requested and which is properly insured, allowing sufficient time to ensure timely delivery, is recommended. Deposit in the mail DOES NOT constitute delivery to the Subscription Agent.

The signature of the holder of a Rights Certificate (or a transferee of Rights exercising such Rights) must correspond in every particular with the name that appears on the face of the Rights Certificate (or the name of the transferee which appears in Form 3). Signatures by a trustee, executor, administrator, guardian, attorney, general partner, officer or director of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent.

Subscriptions for Common Shares will be irrevocable, subject to Canadian statutory withdrawal rights in certain limited circumstances, such as the filing of an amendment to this Prospectus, and Subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

Any Eligible Holder who fails to complete its subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit its rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Rights Certificates – Common Shares Held in Book-Entry Form

Shareholders that hold their Common Shares through a Participant will not receive physical Rights Certificates evidencing their ownership of Rights. Instead, on the Record Date, one or more global Rights Certificates representing the total number of Rights to which all such Shareholders are entitled pursuant to the terms of the Offering will be issued in registered form to, and in the name of, CDS or DTC (or one of their respective nominees), as the case may be, and will be delivered after the Effective Date to CDS or DTC, as the case may be. The Company expects that each such Shareholder will receive a confirmation of the number of Rights issued to it from its respective Participant in accordance with the practices and procedures of that Participant. Each of CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Holders that wish to exercise Rights issued in respect of Common Shares held through a Participant should contact such Participant to determine how Rights may be exercised pursuant to the Basic Subscription Privilege and Additional Subscription Privilege. For Common Shares held through a Participant, an Eligible Holder may exercise the Rights issued in respect of such Common Shares by: (a) delivering to the Participant a properly completed Beneficial Owner Election Form required by its Participant to effect the exercise of such Rights, and (b) forwarding to such Participant the Subscription Price for each Common Share that such holder wishes to subscribe for in accordance with the terms of the Offering.

Payment of the Subscription Price for the exercise of any Rights exercised must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time. Accordingly, Subscribers must provide the Participant holding their Rights with the Beneficial Owner Election Form and the corresponding Subscription Payment sufficiently in advance of the Expiry Time to permit proper exercise of their Rights. Participants will have an earlier deadline for receipt of the Beneficial Owner Election Form and corresponding Subscription Payment than the Expiry Time.

Subscriptions for Common Shares pursuant to the Basic Subscription Privilege and Additional Subscription Privilege made through a Participant will be irrevocable, subject to Canadian statutory withdrawal rights arising in certain limited circumstances, such as the filing of an amendment to this Prospectus, and subscribers will be unable to withdraw their subscriptions once submitted.

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Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or DTC or by Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or DTC or by Participants with respect to the rules and regulations of CDS or DTC, respectively, or any action to be taken by CDS or DTC or by Participants, as the case may be. The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical Rights Certificate. Holders of Rights that hold such Rights through a Participant must arrange exercises, sales or transfers of Rights through their Participant. It is anticipated by the Company that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such Participant. See “Sale or Transfer of Rights” below.

Common Shares Held Through Participant in CDS

For all Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their Common Shares through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. It is anticipated by the Company that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such CDS Participant.

Rights and Partial Exercises

One Right is required to be exercised by a Subscriber to subscribe for 1.7 Common Shares pursuant to the Basic Subscription Privilege. Only subscriptions for whole Common Shares will be accepted.

If an Eligible Holder wants to exercise some but not all of the Rights represented by a Rights Certificate and such holder wishes to retain the ability to exercise the balance of the unexercised Rights represented by a Rights Certificate, such holder must first complete and submit to the Subscription Agent Form 4 on the Rights Certificate in order to divide the Rights and be issued two separate Rights Certificates: one certificate representing the number of Rights that the holder wishes to exercise (which should then be completed and delivered to the Subscription Agent) and a second certificate representing the balance of unexercised Rights available for future exercise prior to the Expiry Time. For information on how to exercise Rights, see “Rights Certificates – Common Shares Held in Registered Form” and “Rights Certificates – Common Shares Held in Book-Entry Form” above.

Eligible Holders that are unsure how to exercise their Rights should contact the Subscription Agent, the Company or their Participant.

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Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will be held by the Subscription Agent until the Expiry Time, after which time the Rights represented by such Rights Certificate will be void and of no value and no longer be exercisable for any Common Shares. As a result, the Subscription Agent will not sell or attempt to sell such undelivered Rights and no proceeds of sale will be credited to holders of such Rights.

Sale and Transfer of Rights

The Rights will be non-transferable and non-exchangeable, and may not be exercised to acquire Common Shares, prior to and including the Effective Date. After the Effective Date but prior to the Expiry Time on the Expiry Date, a holder of Rights (other than Ineligible Holders) in registered form may sell or transfer some or all of such Rights to any person resident in any Eligible Jurisdiction (excluding the states of Louisiana, New Mexico, Oregon and Pennsylvania). A holder of Rights in registered form that wishes to sell or transfer some or all of its Rights must complete Form 3 on the Rights Certificate and have its signature guaranteed in accordance with the procedures outlined above. Holders that hold their Rights through a Participant must arrange purchases or transfers of Rights through their Participant. It is anticipated by the Company that each transferor or transferee of a Right will receive a customer confirmation of transfer from the Participant through which such Right is transferred in accordance with the practices and policies of such Participant. See “Rights Certificates – Common Shares Held in Registered Form” and “Rights Certificates – Common Shares Held in Book-Entry Form” above.

The Company has submitted an application to the TSX to approve the listing of the Rights, the Common Shares issuable upon the exercise of the Rights, and the Standby Shares. The approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. Upon a successful listing application, the Rights would commence trading on the TSX shortly after the Effective Date. See “Plan of Distribution”.

After the Effective Date but prior to the Expiry Time on the Expiry Date, Holders that do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the holder’s own expense.

Affiliates of the Company under the meaning of Rule 144 under the U.S. Securities Act will be restricted to selling and transferring their rights in accordance with the requirements of Rule 144 under the U.S. Securities Act and, to the extent applicable, Section 16 of the United States Securities Exchange Act of 1934, as amended. An affiliate is generally a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company and typically includes executive officers, directors and 10% or greater shareholders.

Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders that are located in Ineligible Jurisdictions will not be permitted unless the person exercising the Rights meets the conditions and satisfies the procedures described under “Ineligible Holders” below.

Ineligible Holders

Holders of Rights that reside outside of an Eligible Jurisdiction, and any persons (including any Participants) that have a contractual or legal obligation to forward this document to a jurisdiction outside an Eligible Jurisdiction should carefully read this section as well as the section titled “Plan of Distribution”.

Neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is an Ineligible Holder. Rights Certificates will not be sent to any Shareholders with addresses of record in an Ineligible Jurisdiction and, except as described herein, Rights may not be exercised by or on behalf of any holder of Rights with addresses of record in an Ineligible Jurisdiction. Instead, Ineligible Holders will be sent after the Effective Date a copy of this Prospectus, if permitted, together with a letter (the “Representation Letter”) advising them that their Rights Certificates will be held by the Subscription Agent as agent for the benefit of all such Ineligible Holders. The letter will also set out the conditions required to be met, and procedures that must be followed, in order for Ineligible Holders to participate in the Offering.

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Notwithstanding any of the foregoing, subscriptions from Ineligible Holders who have been shown to be Eligible Holders will be accepted. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Shareholders that have not received Rights Certificates but are resident in an Eligible Jurisdiction or that wish to be recognized as Eligible Holders must contact the Subscription Agent at the earliest possible time. Rights of Shareholders with addresses of record in an Ineligible Jurisdiction will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on the last business day that is at least 10 calendar days before the Expiry Date in order to provide such holders with the opportunity to satisfy the Company that (i) the holder is resident in an Eligible Jurisdiction, or (ii) the exercise of their Rights will not be in violation of securities and other laws applicable in the Ineligible Jurisdiction where such person is resident. The Company may, in its sole discretion, determine such person’s eligibility. After such time and until the Expiry Date, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices and in such markets as the Subscription Agent determines in its sole discretion. The Subscription Agent’s ability to sell the Rights, and the prices obtained for the Rights, will be dependent on market conditions. Ineligible Holders will not be entitled to instruct the Company or the Subscription Agent in respect of the price or the time at which the Rights are to be sold.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish the Representation Letter satisfactory to the Company on or before 5:00 p.m. (Toronto time) on the last business day that is at least 10 calendar days before the Expiry Date. The form of Representation Letter will be available from the Company or the Subscription Agent upon request. Beneficial owners of Rights or Common Shares should contact their broker to obtain the Representation Letter. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the Representation Letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights on behalf of Ineligible Holders by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. The proceeds from the sale of Rights by the Subscription Agent (net of brokerage fees and selling expenses and, if applicable, costs incurred and Canadian withholding taxes) will be divided on a pro rata basis among registered Ineligible Holders, and delivered to such Ineligible Holders as soon as reasonably practicable, provided that amounts of less than US$10.00 will not be remitted, and will instead be forwarded to the Company to be used by the Company to set-off a portion of the remuneration of the Subscription Agent for its services hereunder. No interest will be payable by the Subscription Agent or the Company in respect of such proceeds. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only, and neither the Company nor the Subscription Agent accepts any liability for the price obtained on the sale of Rights or the inability of the Subscription Agent to sell the Rights. Neither the Company nor the Subscription Agent will be subject to any liability for or in connection with the sale of, or failure to sell, any Rights on behalf of Ineligible Holders. There is a risk that the proceeds to be received from the sale of Rights issued in respect of Common Shares held by Ineligible Holders would not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld, in which case no sale of Rights will occur and no proceeds will be remitted to Ineligible Holders.

Holders of Rights that are not resident in Canada or the United States should be aware that the acquisition and disposition of any of the Rights, Common Shares issuable on exercise of the Rights and Standby Shares may have tax consequences in the jurisdiction in which they reside, which are not described in this Prospectus. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of the Rights, Common Shares issuable on exercise of the Rights.

Validity and Rejection of Subscriptions

Any Eligible Holders that fail to complete their subscription in accordance with the instructions herein prior to the Expiry Time will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, which determination will be final and binding. All subscriptions are irrevocable, subject to Canadian statutory withdrawal rights arising in certain limited circumstances, such as the filing of an amendment to this Prospectus. Subject to applicable laws and the rules of the TSX, the Company reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares upon the exercise of the Rights could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription. Neither the Company nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions, nor will either the Company or the Subscription Agent incur any liability for failure to give such notification.

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As a condition to a purchase of any Common Shares in the Offering, each subscriber, other than an Ineligible Holder who has been determined to be an Eligible Holder, will be deemed to have represented and warranted to the Company that it is resident in an Eligible Jurisdiction, and this representation and warranty will be relied upon by the Company and the Subscription Agent.

The Company reserves the right to treat as invalid any exercise or purported exercise of any Rights that appears to have been exercised, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if the Company or its agents believe, that the same may violate or be inconsistent with the procedures and terms set out in this Prospectus or in breach of the representation and warranty that a holder exercising its Rights is resident in an Eligible Jurisdiction.

Common Share Certificates

Any Common Shares issued in connection with the exercise of Rights pursuant to the Offering will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights have been properly and duly transferred. The certificates representing such Common Shares will be delivered by mail to the address of the subscriber as it appears on the Rights Certificate, unless otherwise directed, or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate as soon as practicable after the closing of the Offering. It is expected that such certificates will generally be delivered within three business days following closing of the Offering. Except as otherwise described above under “Ineligible Holders”, Common Shares will not be issued to or on behalf of any holder of Rights with addresses of record in an Eligible Jurisdiction, other than to an Ineligible Holder who has been determined to be an Eligible Holder, that exercise their Rights.

Holders of Rights that hold their Rights through a Participant will not receive physical certificates evidencing their ownership of Common Shares issued upon the exercise of the Basic Subscription Privilege or Additional Subscription Privilege. On the date of closing of the Offering, one or more global certificates representing such Common Shares will be issued in registered form to, and in the name of, CDS, DTC or their respective nominees as applicable.

Dilution to Existing Shareholders

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder’s current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, as well as the purchase of Standby Shares by the Standby Purchaser, if applicable. See “Standby Commitment”.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

Pursuant to the Standby Guarantee Agreement, the Standby Purchasers each represented and warranted that they intend (but are not legally obligated) to exercise in full their Rights prior to the Rights Expiry Time.

The Standby Purchasers currently, including the trustee of the Landon T. Clay 2009 Irrevocable Trust Dated March 6, 2009, affiliates of the trustee, and affiliates of the holders of The Masters 1, LLC, have control and direction over an aggregate 30,926,536 shares. If none of the holders of Rights exercise their Rights, and the Company elects to have the Standby Purchasers acquire the Standby Shares, the Standby Purchasers will acquire 188,952,761 Common Shares under the Offering and will own approximately 73.3% of the issued and outstanding shares of the Company.

PLAN OF DISTRIBUTION

For each whole Right held, the holder thereof is entitled to purchase 1.7 Common Shares at a price of US$0.1325 per Common Share.

The Subscription Price was determined by the board of directors of the Company based on a discount to the market price of the Common Shares trading on the TSX as determined in accordance with TSX policies. The Subscription Price does not necessarily bear any relationship to the book value of the Company’s assets, past operations, cash flows, losses, financial condition, net worth or any other established criteria for value. Holders of Rights should not consider the Subscription Price to be an indication of the Company’s value or of the Common Shares to be offered in the Offering. See “Risk Factors and Uncertainties”.

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The Company has listed the Rights and the Common Shares issuable on the exercise of the Rights on the TSX. The Company anticipates that the Rights will commence trading on the TSX on January 16, 2018. The Common Shares issuable upon the exercise of the Rights and the Standby Shares will be eligible to be quoted for trading on the OTCQX International Exchange.

The Common Shares issuable upon exercise of the Rights have not been qualified under the securities laws of, or being distributed or offered in, any jurisdiction other than in the Eligible Jurisdictions. Except as described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This Prospectus is not, and under no circumstances is to be construed as, an offering of any of the Common Shares issuable upon exercise of the Rights for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to any Shareholder with an address of record in an Ineligible Jurisdiction and, except as described herein, Rights may not be exercised by or on behalf of any holder of Rights with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, which will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of Rights Offering – Ineligible Holders”.

No action has been or will be taken in any jurisdiction other than in the Eligible Jurisdictions, where action for that purpose is required, which would permit a public offering of the Rights, the Common Shares issuable upon exercise of the Rights or the Standby Shares or the possession, circulation or distribution of this Prospectus or any material relating to the Offering except as set forth herein. Accordingly, the Rights, Common Shares issuable upon exercise of the Rights and Standby Shares may not be offered, sold or delivered, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Offering may be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Certain canadian federal income tax considerations

The following is, as the date of this Prospectus, a general summary of the principal Canadian federal income tax considerations concerning the Rights issued under the Offering and Common Shares issuable on the exercise of Rights. This summary is only applicable to Shareholders who: (i) are, at all relevant times, residents or deemed to be residents of Canada for the purposes of the Income Tax Act (the “Tax Act”) and any applicable tax treaty or convention, (ii) deal at arm’s length with and are not affiliated with the Company for the purposes of the Tax Act, and (iii) holds the Rights and will hold the Common Shares issued pursuant to the exercise of the Rights, as a capital property for the purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial decision or action nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian Federal income tax considerations discussed in this summary, but does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or the CRA’s published administrative practices.

Rights issued under the Offering and the Common Shares issuable on the exercise of Rights will constitute capital property of a Shareholder unless such Rights or Common Shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or are acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders that are resident in Canada for the purposes of the Tax Act whose Common Shares issuable on the exercise of Rights might not otherwise be considered to be capital property may be eligible to make an irrevocable election under the Tax Act to have such Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and all subsequent years deemed to be capital property. Rights are not “Canadian Securities” for this purpose; accordingly, the characterization of Rights as capital property is unaffected by a Shareholder’s election under subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors with respect to whether this election is available or advisable in their particular circumstances.

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This summary does not apply to a Shareholder: (i) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act, (iv) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, (v) that has, or will, enter into, with respect to the Rights or Common Shares, a “derivative forward agreement”, as defined in the Tax Act, or (vi) that is exempt from tax under Part I of the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of general nature only and does not take into account or consider the tax laws of any province or territory or any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations concerning the tax consequences to any particular Shareholder are made. Shareholders should consult their own tax advisors regarding the income tax considerations applicable to them having regard for their particular circumstances.

Receipt of Rights

No amount will be required to be included in computing the income of a Shareholder as a consequence of being issued Rights under the Offering, on the basis that all Rights are identical and Rights were issued with respect to each Common Share. The cost to a Shareholder of a Right received under the Offering is nil for the purposes of the Tax Act. The adjusted cost base of each identical Right held by a Shareholder will be averaged with the adjusted cost base of each other Right held by that Shareholder as capital property (including any identical Rights acquired otherwise than pursuant to the Offering).

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized upon the exercise of Rights. A Common Share acquired by a Shareholder upon the exercise of Rights will have a cost to the Shareholder equal to aggregate of the Subscription Price for such Common Share and the adjusted cost base to the Shareholder of the Rights so exercised. The adjusted cost base of a Common Share acquired by a Shareholder upon the exercise of Rights will be averaged with the adjusted cost base to the Shareholder of all other Common Shares held at that time as capital property to determine the adjusted cost base of each such Common Share to the Shareholder.

Disposition of Rights or Common Shares

A Shareholder who disposes of or is deemed to dispose of Rights (other than by the exercise thereof) or Common Shares, will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Shareholder’s adjusted cost base of the security so disposed of immediately before disposition and any reasonable costs of disposition. Upon the expiry of a Right, the holder will realize a capital loss equal to the amount, if any, of the Shareholder’s adjusted cost base thereof.

A Shareholder will be required to include in income one-half of any capital gain (a “taxable capital gain”) realized on a disposition or deemed disposition of a Right or Common Share. Subject to and in accordance with the provisions of the Tax Act, a Shareholder must deduct against taxable capital gains realized in the year one-half of any capital loss (an “allowable capital loss”) realized on the disposition or expiry of Rights or the disposition of Common Shares. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Shareholder that is a corporation, partnership or trust may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Shareholder that is a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares or that is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

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A Shareholder that is a “Canadian-controlled private corporation”, as defined in the Act, may be liable to pay an additional refundable tax of 10-2/3% on its “aggregate investment income” for the year which will include taxable capital gains.

Dividends

A Shareholder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Shareholder’s Common Shares. In the case of a Shareholder who is an individual (other than certain trusts), such taxable dividends will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross up and dividend tax credit rules for “eligible dividends” (as defined in the Tax Act). Eligible dividends will generally include dividends paid by a taxable Canadian corporation, such as the Company, where those dividends have been designated as “eligible dividends” by the corporation at or prior to the time the dividends are paid. There are limitations on the ability of a corporation to designate dividends as eligible dividends.

A Shareholder that is a corporation will be required to include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all applicable restrictions under the Tax Act. A corporation that is a “private corporation” or a “subject corporation” for purposes of the Tax Act may also be liable to pay a 38-1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation’s taxable income.

Minimum Tax

In general terms, a Shareholder that is an individual or trust, other than certain types of specified trusts, that receives or is deemed to receive taxable dividends on Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares, may realize an increase in the Shareholder’s liability for minimum tax. Shareholders should consult their own tax advisors with respect to application of alternative minimum tax.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of Common Shares received upon the exercise of Rights. For purposes of this summary, the references to “Rights Shares” shall mean Common Shares received upon the exercise of the Rights. This summary does not address the receipt, exercise, termination or disposition of Rights

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the ownership and disposition of Common Shares and Rights Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Common Shares and Rights Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the ownership and disposition of Common Shares and Rights Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares and Rights Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Rights Shares acquired upon the exercise of Rights received pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) that have a “functional currency” other than the U.S. dollar; (e) that own Common Shares or Rights Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) that acquired Common Shares or Rights Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold Common Shares or Rights Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares or Rights Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares or Rights Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the ownership and disposition of Common Shares and Rights Shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares or Rights Shares, the U.S. federal income tax consequences to such entity and the owners of such entity generally will depend on the activities of the entity and the status of such owners. This summary does not discuss U.S. tax consequences to such entities or owners. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the ownership and disposition of Common Shares and Rights Shares.

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Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares or Rights Shares. The Company believes that it was classified as a PFIC for its tax year ended December 31, 2015 and certain prior tax years. The Company believes that it was not classified as a PFIC for its tax year ended December 31, 2016, and based on current business plans and financial expectations, the Company expects not to be a PFIC for its current tax year ending December 31, 2017 and for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares and Rights Shares will depend on whether such U.S. Holder makes a timely election to treat the Company (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a timely mark-to- market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares or Rights Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

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A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and Rights Shares and (b) any excess distribution received on the Common Shares and Rights Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares and Rights Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares and Rights Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution received on such Common Shares and Rights Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares or Rights Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Hold r that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares or Rights Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Rights Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares and Rights Shares were sold on the last day of the last tax year for which the Company was a PFIC.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under the rules described below, the holding period for the Rights Shares will begin on the date a U.S. Holder acquires the Rights. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Rights Shares. Thus, a U.S. Holder will have to account for Rights Shares and Common Shares under the PFIC rules and the applicable elections differently. See discussion below under “QEF Election” and under “Mark-to-Market Election”.

QEF Election

A U.S. Holder that makes a timely QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

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The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Rights Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Rights Shares. However, a U.S. Holder of Rights Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Rights Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Rights Shares were sold for fair market value on the date such U.S. Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Rights by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisors regarding the application of the PFIC rules to the Common Shares and Rights Shares.

The Company intends to supply U.S. Holders that make a request with information that such U.S. Holders require to report under QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Rights Shares are marketable stock. The Common Shares and Rights Shares generally will be “marketable stock” if the Common Shares and Rights Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder's Rights Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Rights Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder's holding period for Rights Shares includes the period during which such U.S. Holder held the Rights, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Rights Shares after the beginning of such U.S. Holder's holding period for the Rights Shares unless the Rights Shares are acquired in the same tax year as the year in which the U.S. Holder received its Rights. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Rights Shares are received.

However, the general mark-to-market rules will apply to subsequent tax years. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Rights Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the Common Shares and any Rights Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares and any Rights Shares, over (ii) the fair market value of such Common Shares and any Rights Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares and Rights Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Rights Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to- Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares and Rights Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Rights Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to- Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Rights Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Rights Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Rights Shares that would otherwise be tax deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares or Rights Shares are transferred.

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Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares or Rights Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares or Rights Shares.

In addition, a U.S. Holder who acquires Common Shares or Rights Shares from a decedent will not receive a “step up” in tax basis of such Common Shares or Rights Shares to fair market value. Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares and Rights Shares.

Taxation of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Taxation of Common Shares – Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Subject to the PFIC rules discussed above, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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Additional Considerations

Receipt of Foreign Currency

The amount of any distribution or other amount paid to a U.S. Holder in foreign currencywith respect to the ownership and disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares, and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on Common Shares, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our Common Shares is Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

LEGAL MATTERS

Certain legal matters relating to the Offering will be reviewed on behalf of the Company by Morton Law LLP, as to matters of Canadian securities law and Dorsey & Whitney LLP, as to matters of the law of the United States.

EXPERTS

Information relating to the Project in this Prospectus and the documents incorporated herein by reference has been derived from the technical report titled “Soledad Mountain Technical Report and Updated Feasibility Study” with an effective date of February 25, 2015, which was filed on SEDAR on February 27, 2015 and with the SEC on March 2, 2015. The Technical Report was prepared by Carl E. Defilippi of Kappes, Cassiday & Associates, Sean Ennis of Norwest, Michael M. Gustin of Mine Development Associates and Peter Ronning of New Caledonian Geological Consulting (collectively, the “Experts”), and has been included in reliance on such companies and persons’ expertise. Neither of the Experts, nor any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As of the date of this Prospectus, the aforementioned Experts and the designated professionals of the Experts, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

The consolidated financial statements of the Company for the fiscal year ended December 31, 2016, including the audit report and the report on the effectiveness of the Company’s internal controls over financial reporting of PricewaterhouseCoopers LLP, an independent registered public accounting firm, are incorporated herein by reference. PricewaterhouseCoopers LLP, has advised the Company that they are independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the PCAOB independence rules.

The consolidated financial statements of the Company for the fiscal year ended December 31, 2015 and 2014, including the audit report of BDO Canada LLP, an independent registered public accounting firm, are incorporated herein by reference. BDO Canada LLP, has advised the Company that they were independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the PCAOB independence rules at the time of issuance of the report.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

This Prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement.  Whenever a reference is made in this Prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.  You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.   You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

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PROSPECTUS

GOLDEN QUEEN MINING CO. LTD.

$25,036,240
188,952,761 Common Shares

January 11, 2018